FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January 2018

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding power generation for  the  whole  year  of 2017 of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on January 17,  2018.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code:  902)

ANNOUNCEMENT ON POWER GENERATION
FOR THE WHOLE YEAR OF 2017

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

According to the preliminary statistics of Huaneng Power International, Inc., (the “Company”), in the fourth quarter of 2017, the Company’s total power generation by power plants within China on consolidated basis amounted to 100.21 billion kWh, representing an increase of 23.57% over the same period last year. Total electricity sold by the Company amounted to 94.140 billion kWh, representing an increase of 23.76% over the same period last year. For the whole year of 2017, the Company’s total power generation by the power plants within China on consolidated basis amounted to 394.481 billion kWh, representing an increase of 25.76% over the same period last year, and the total electricity sold by the Company amounted to 371.399 billion kWh, representing an increase of 25.56% over the same period last year. For the whole year of 2017, the Company’s average on-grid electricity settlement price for its power plants within China amounted to RMB414.01 per MWh, representing an increase of 4.39% over the same period last year.

The increase in the Company’s power generation was mainly attributable to:

1.	the acquisition of the power assets in areas like Heilongjiang, Jilin and Shandong by the Company contributed to the substantial increase in the level of the power generation of the Company;

2.	the thermal power generation in central China, eastern China and Guangdong increased year on year; and

3.	the increase in power generation brought by the commencement in operation by new generation units at Beijing Thermal Power (gas turbine), Suzhou Gas Turbine and Rudong Offshore Wind Power, etc.

The power generation (in billion kWh) by each of the Company’s domestic power plants are listed below:

Region	Power Generation				Electricity sold
	October to December 2017	Change	January to December 2017	Change	October to December 2017	Change	January to December 2017	Change
Heilongjiang Province	3.335	-2.25%	13.172	3.53%	3.115	-2.45%	12.320	3.52%
*Coal-fired	3.062	-5.56%	12.250	1.58%	2.837	-6.38%	11.412	1.43%
*Wind-power	0.273	61.01%	0.922	38.89%	0.268	63.86%	0.907	39.75%
Jilin Province	2.354	21.79%	8.596	13.44%	2.224	22.41%	8.111	13.81%
*Coal-fired	2.039	20.39%	7.448	10.69%	1.917	20.65%	7.009	10.76%
*Wind-power	0.247	37.24%	0.860	48.17%	0.245	40.37%	0.836	51.24%
*Hydro-power	0.000	-100.00%	0.062	0.75%	-0.000	-100.00%	0.061	0.79%
*PV	0.0048	–	0.0116	–	0.0048	–	0.0115	–
*Biomass power	0.063	22.37%	0.215	3.62%	0.057	25.12%	0.193	4.35%
Liaoning Province	5.055	-8.74%	19.704	-0.60%	4.662	-10.60%	18.395	-1.25%
Coal-fired	4.914	-9.72%	19.253	-1.15%	4.522	-11.68%	17.947	-1.84%
Wind-power	0.097	10.64%	0333	12.13%	0.096	11.00%	0.331	12.19%
Hydro-power	0.011	357.78%	0.039	14.43%	0.011	356.79%	0.039	14.00%
PV	0.0332	484.09%	0.0790	392.78%	0.0329	478.79%	0.0778	396.67%
Inner Mongolia	0.075	19.15%	0.228	4.84%	0.074	18.70%	0.226	4.50%
Wind-power	0.075	19.15%	0.228	4.84%	0.074	18.70%	0.226	4.50%
Hebei Province	2.779	-2.47%	13.400	2.58%	2.606	-2.75%	12.585	2.40%
Coal-fired	2.689	-4.15%	13.132	1.55%	2.519	-4.54%	12.343	1.43%
Wind-power	0.081	123.64%	0.228	96.82%	0.078	131.52%	0.204	87.01%
PV	0.0090	15.49%	0.0399	153.60%	0.0085	15.67%	0.0375	208.25%
Gansu Province	2.740	6.88%	9.935	2.25%	2.595	1.01%	9.413	0.08%
Coal-fired	2.334	-0.26%	8.333	-1.30%	2.202	-6.46%	7.865	-3.91%
Wind-power	0.406	81.62%	1.602	25.80%	0.393	82.87%	1.548	26.78%
Ningxia	0.0031	–	0.0103	–	0.0030	–	0.0099	–
PV	0.0031	–	0.0103	–	0.0030	–	0.0099	–

Region	Power Generation				Electricity sold
	October to December 2017	Change	January to December 2017	Change	October to December 2017	Change	January to December 2017	Change
Beijing	1.808	-6.96%	6.176	-18.12%	1.433	-19.76%	5.562	-20.61%
Coal-fired	0.133	-87.23%	1.339	-60.68%	0.116	-87.19%	1.163	-60.79%
Combined Cycle	1.675	85.14%	4.836	16.92%	1.317	49.31%	4.399	8.87%
Tianjin	1.806	-14.95%	7.273	0.27%	1.698	-15.21%	6.843	0.01%
Coal-fired	1.277	-18.63%	5.658	7.15%	1.184	-19.02%	5.271	7.18%
Combined Cycle	0.528	-4.62%	1.614	-18.22%	0.513	-5.01%	1.570	-18.39%
PV	0.0007	–	0.0015	–	0.0007	–	0.0015	–
Shanxi Province	2.396	14.01%	9.813	-8.35%	2.240	12.68%	9.185	-8.75%
Coal-fired	1.664	37.56%	7.035	-13.80%	1.529	36.38%	6.495	-14.46%
Combined Cycle	0.715	-19.76%	2.743	7.75%	0.694	-19.85%	2.668	7.87%
PV	0.0161	–	0.0350	–	0.0161	–	0.0221	–
Shandong Province	22.268	123.96%	89.487	116.39%	20.859	123.01%	83.787	115.24%
Coal-fired	22.076	122.03%	88.848	114.85%	20.670	120.98%	83.162	113.63%
*Wind-power	0.130	0.73%	0.452	8.82%	0.128	2.46%	0.440	9.13%
*PV	0.0623	407.29%	0.1865	266.61%	0.0618	406.14%	0.1851	276.54%
Henan Province	5.929	-13.95%	22.210	3.53%	5.601	-1.60%	20.927	7.58%
Coal-fired	5.777	-15.92%	20.696	-3.44%	5.452	-4.01%	19.445	0.02%
*Combined Cycle	0.126	22.16%	1.424	-8.13%	0.124	21.52%	1.393	-8.18%
Wind-power	0.021	10.29%	0.077	309.51%	0.021	65.40%	0.076	513.65%
PV	0.0051	–	0.0128	–	0.0050	–	0.0126	–
Jiangsu Province	9.716	-13.18%	42.761	-0.61%	9.209	-13.55%	40.452	-1.05%
Coal-fired	7.901	-20.97%	36.441	-6.38%	7.445	-21.48%	34.395	-6.70%
Combined Cycle	1.379	35.76%	5.199	47.79%	1.353	35.53%	5.010	45.02%
Wind-power	0.423	137.17%	1.077	86.12%	0.398	130.49%	1.004	79.52%
PV	0.0136	–	0.0442	–	0.0135	–	0.0436	–
Shanghai	4.400	1.37%	18.484	1.91%	4.162	1.31%	17.490	1.80%
Coal-fired	4.298	5.56%	16.934	2.70%	4.062	5.70%	15.976	2.60%
Combined Cycle	0.103	-61.90%	1.550	-5.99%	0.100	-62.34%	1.513	-5.94%

Region	Power Generation				Electricity sold
	October to December 2017	Change	January to December 2017	Change	October to December 2017	Change	January to December 2017	Change
Chongqing	1.883	-31.12%	8.563	-14.51%	1.740	-31.87%	7.930	-14.86%
Coal-fired	1.786	-17.65%	7.388	-9.40%	1.646	-17.85%	6.787	-9.52%
Combined Cycle	0.097	-82.85%	1.175	-36.90%	0.094	-82.89%	1.144	-36.94%
Zhejiang Province	7.055	8.77%	27.589	11.65%	6.781	8.70%	26.487	11.74%
Coal-fired	6.985	11.13%	27.090	12.08%	6.713	11.09%	26.000	12.18%
Combined Cycle	0.059	-69.75%	0.449	-13.30%	0.058	-69.68%	0.438	-13.46%
PV	0.0112	80.66%	0.0496	130.26%	0.0110	77.79%	0.0492	128.47%
Hubei Province	3.736	-0.10%	14.781	4.94%	3.502	-0.20%	13.833	4.73%
Coal-fired	3.588	-0.61%	14.147	4.00%	3.356	-0.78%	13.215	3.64%
Wind-power	0.074	0.04%	0.292	54.86%	0.073	-0.21%	0.287	64.88%
Hydro-power	0.070	25.65%	0.336	14.36%	0.067	26.25%	0.325	14.80%
PV	0.0039	–	0.0059	–	0.0039	–	0.0059	–
Hunan Province	2.754	-1.75%	9.308	11.94%	2.581	-2.50%	8.709	11.28%
Coal-fired	2.602	-0.39%	8.476	13.86%	2.432	-1.11%	7.889	13.23%
Wind-power	0.121	-15.42%	0.531	-1.11%	0.120	-15.54%	0.525	-1.16%
Hydro-power	0.025	-47.37%	0.285	-14.68%	0.024	-47.82%	0.280	-14.77%
PV	0.0055	–	0.0162	–	0.0054	–	0.0159	–
Jiangxi Province	5.180	4.51%	19.801	13.53%	4.960	4.81%	18.915	13.67%
Coal-fired	5.078	3.25%	19.529	12.66%	4.860	3.41%	18.670	12.88%
Wind-power	0.102	169.52%	0.272	153.43%	0.100	205.36%	0.245	142.93%
Anhui Province	1.564	11.92%	5.940	1.60%	1.494	10.77%	5.677	1.82%
Coal-fired	1.515	12.12%	5.714	1.73%	1.448	11.92%	5.454	1.88%
Wind-power	0.034	-16.85%	0.127	42.14%	0.032	-37.01%	0.124	52.18%
Hydro-power	0.015	180.04%	0.099	-29.68%	0.015	181.55%	0.098	-29.81%
Fujian Province	3.097	100.14%	10.380	35.22%	2.928	101.22%	9.791	35.45%
Coal-fired	3.094	99.98%	10.373	35.12%	2.925	101.04%	9.787	35.39%
PV	0.0026	–	0.0073	–	0.0026	–	0.0041	–

Region	Power Generation				Electricity sold
	October to December 2017	Change	January to December 2017	Change	October to December 2017	Change	January to December 2017	Change
Guangdong Province	6.446	30.55%	21.448	22.89%	6.170	30.23%	20.491	22.75%
Coal-fired	6.441	30.56%	21.425	22.81%	6.164	30.25%	20.468	22.66%
PV	0.0053	12.81%	0.0225	217.25%	0.0053	12.90%	0.0225	250.68%
Guangxi	0.029	–	0.029	–	–	–	–	–
Coal-fired	0.029	–	0.029	–	–	–	–	–
Yunnan Province	0.941	4.53%	3.688	-5.01%	0.860	3.76%	3.398	-4.89%
Coal-fired	0.831	2.19%	3.270	-8.76%	0.758	1.45%	2.997	-9.05%
Wind-power	0.110	26.44%	0.418	40.04%	0.102	24.80%	0.401	44.53%
Guizhou Province	0.015	22.49%	0.058	28.88%	0.012	-0.35%	0.054	43.36%
Wind-power	0.015	22.49%	0.058	28.88%	0.012	-0.35%	0.054	43.36%
Hainan Province	2.846	39.73%	11.647	-2.36%	2.643	39.71%	10.809	-2.62%
Coal-fired	2.751	46.89%	11.327	-1.74%	2.550	47.27%	10.495	-2.02%
Combined Cycle	0.006	-85.68%	0.020	-84.64%	0.006	-85.45%	0.019	-84.29%
Wind-power	0.050	19.40%	0.117	15.47%	0.049	19.39%	0.114	15.39%
Hydro-power	0.029	-60.53%	0.153	-6.37%	0.029	-60.71%	0.151	-6.33%
PV	0.0094	101.96%	0.0305	267.36%	0.0093	102.74%	0.0301	268.30%
Total	100.210	23.57%	394.481	25.76%	94.140	23.76%	371.399	25.56%

Note:
he remark * represented the regional companies or power plants involved in the new acquisition by the Company at the end of 2016. They had been incorporated in the Company’s financial statements since 1 January 2017, and the year-on-year data of which is for information only.

For the fourth quarter of 2017, the power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 22.1% in Singapore, representing an increase of 0.7 percentage point compared to the same period last year. For the whole year of 2017, the accumulated power generation accounted for a market share of 21.9%, representing an increase of 0.4 percentage point compared to the same period last year.

In addition, Unit 1 and Unit 2 (2 units each with 25 MW) of Huaneng Jiangsu Guanyun Cogeneration cogeneration project (totalling 50 MW), 24 wind power units with a total capacity of 48 MW of Huaneng Yunnan Fuyuan Guangliangzi Wind Power, 24 wind power units with a total capacity of 48 MW of Huaneng Guizhou Panxian Jiaoziding Wind Power, 12 wind power units with a total capacity of 24 MW of Huaneng Guizhou Panxian Dapashan Wind Power，45 wind power units with a total capacity of 99MW of Huaneng Anhui Longchi Wind Power, certain wind power units with a total capacity of 46.2MW of Huaneng Jiangsu Yizheng Wind Power, certain wind power units with a total capacity of 24MW of Huaneng Hubei Zhongxiang Hujiawan Wind Power, 3.3 MW photovoltaic power units of Huaneng Hubei Suizhou Zengdu Fuhe Ground Photovoltaic, 17MW photovoltaic power units of Ash Field Photovoltaic Project of Huaneng Hebei Shangan Power Plant, 20MW photovoltaic power units of Huaneng Heilongjiang Zhaodong Dechang Photovoltaic Project and 3.87 MW power units of Huaneng Zhejiang Huzhou Distributed Photovoltaic wholly owned by the Company, Unit 9, Unit 10 and Unit 11 (totalling 998MW) of the newly built gas cogeneration unit project of Beijing Cogeneration Power Plant in which the Company owns 41% equity interest，24 wind power units with a total capacity of 48 MW of Huaneng Jiangsu Xuzhou Tongshan Xiehe Wind Power in which the Company owns 70% equity interest, Unit 1, Unit 2 and Unit 3 (totalling 210MW) of Huaneng Guangxi Guilin Gas Distributed Energy Project in which the Company owns 80% equity interest, 50 wind power units with a total capacity of 100MW of Huaneng Shandong Zhanhua Qingfenghu Wind Power in which the Company owns 80% equity interest, 80MW photovoltaic power units of Huaneng Shandong Weishan Zhaozhuang in which the Company owns 40% equity interest have been put into operation in the fourth quarter respectively.

Meanwhile, there had been changes in the generation capacity of certain power plants in which the Company holds equity interests. As at 31 December 2017, the Company’s controlled generation capacity was 104,321 MW and the equity based generation capacity was 92,003 MW.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
17 January 2018

-  6  -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     January 17, 2018